EXHIBIT 99.1

Company Contact: Michael Rabinovitch SVP & Chief Financial Officer (954) 590-9000

BIRKS & MAYORS INC. REPORTS A 5% INCREASE IN HOLIDAY SALES

Montreal, Quebec – (January 10, 2012) – Birks & Mayors Inc. (AMEX: BMJ) (the “Company”) announced today that net sales during the fiscal 2012 holiday season (for the period from October 30, 2011 through December 24, 2011) increased by 5% to $79.5 million compared to net sales of $75.5 million during last year’s holiday season (for the period from October 31, 2010 through December 25, 2010). The $4.0 million increase in net sales was driven by an increase in comparable store sales of 3% and higher revenues related to precious metal refining services offered to our customers in Canada, partially offset by $0.6 million of lower sales related to translating the sales of the Company’s Canadian operations into U.S. dollars with a relatively weaker Canadian dollar. Comparable store sales during the holiday season (which include stores open in the same period in both the current and prior year and at constant exchange rates) increased by 3% on a consolidated basis with comparable store sales in Canada increasing by 4% and U.S. comparable store sales growing by 2%. The stronger sales results in both Canada and the U.S. reflect an increase in the average sale.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “The holiday season began with good sales momentum, however, during the final weeks before Christmas we experienced strong declines in customer traffic in our stores. As such, our sales increases during the holiday period were somewhat softer than what we would have liked to see. However, we continued to stay true to our merchandising and marketing strategies which allowed us to increase our gross margin and as a result, we expect to deliver improved operating performance over the prior holiday period. As we enter our fourth quarter, we will continue to focus on executing those strategies that have been generating increases in sales and gross profit while continuing to manage the level and productivity of our inventory and control expenses and capital expenditures. As always, we will continue to deliver on our core values of providing superior customer service and maintaining strong client relationships.”

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of December 31, 2011, we operated 32 stores under the Birks brand in most major metropolitan markets of Canada, 26 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the ability to focus on executing those strategies that have been generating increases in sales and gross profits while continuing to manage the level and productivity of its inventory and control expenses and capital expenditures and the expectation that it will continue to deliver on providing its customers with superior service and maintaining strong client relationships. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 8, 2011 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.